UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

MBNA Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

55262L100

(CUSIP Number)

Alfred Lerner Trust dated June 29, 2001
c/o Squire, Sanders & Dempsey, L.L.P.,
4900 Key Tower, 127 Public Square
Cleveland, Ohio 44114
(216) 479-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).
	  Alfred Lerner Trust dated June 29, 2001
	  34-7151299		

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	(a)	
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	State of Ohio

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	86,125,545
	8.	Shared Voting Power	
	9.	Sole Dispositive Power	86,125,545
	10.	Shared Dispositive Power	

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	86,125,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	6.7%

14.	Type of Reporting Person (See Instructions)	
	00*	

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Randolph D. Lerner, Esq.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of New York

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	386,011 (2)
	8.	Shared Voting Power	86,125,545 (3)
	9.	Sole Dispositive Power	386,011 (2)
	10.	Shared Dispositive Power	86,125,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,511,556 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.77%

14.	Type of Reporting Person (See Instructions) 00*

(2)   Includes 272,106 shares subject to options exercisable within 60 days.

(3)   Includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

(4)   Includes 272,106 shares subject to options exercisable within 60 days, and also includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

CUSIP No. 55262L100

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Nancy Beck

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) 00*

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization State of Ohio

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	
	8.	Shared Voting Power	86,125,545 (3)
	9.	Sole Dispositive Power	
	10.	Shared Dispositive Power	86,125,545 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 86,125,545 (3)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions)

00*

(3) Includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Norma Lerner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power	10,000 (5)
	8.	Shared Voting Power	86,125,545 (3)
	9.	Sole Dispositive Power	10,000 (5)
	10.	Shared Dispositive Power	86,125,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,135,545 (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.74%

14.	Type of Reporting Person (See Instructions) 00*

(3)   Includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

(5)   Includes 10,000 shares subject to options exercisable within 60 days.

(6)   Includes 10,000 shares subject to options exercisable within 60 days, and also includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

1. Security and Issuer

   This statement relates to the Common Stock, par value $.01 per share ("MBNA Common Stock") of MBNA Corporation, a Maryland corporation ("MBNA" or the "Issuer"). The address of the MBNA's principal executive office is 1100 North King Street, Wilmington, Delaware 19884.

2. Identity and Background

   (a) This statement is being filed by the Alfred Lerner Trust dated June 29, 2001 (the "Trust").

   (b) The Trust's address is c/o Squire Sanders & Dempsey LLP, 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114. The co-trustees of the Trust are Norma Lerner, Randolph D. Lerner, Esq. and Nancy Beck. Each of the co-trustee's address is c/o Squire Sanders & Dempsey LLP, 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114.

   (c) Mrs. Lerner was appointed a director of MBNA on November 1, 2002. Mrs. Beck is a trustee of the Town and Country Trust, a Maryland real estate investment trust. Mr. Lerner was elected Chairman of the Issuer in November, 2002.

   (d) During the last five years, none of Mrs. Lerner, Mr. Lerner nor Mrs. Beck have been convicted in a criminal proceeding.

   (e) During the last five years, none of Mrs. Lerner, Mr. Lerner nor Mrs. Beck have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor have any of them been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Each of the co-trustees is a United States citizen.

3. Source and Amount of Funds or Other Consideration

   The securities were transferred to the Trust by the Estate of Alfred Lerner, deceased (the "Estate"), pursuant to the will of Mr. Alfred Lerner. Therefore, this item is not applicable.

4. Purpose of Transaction

   The purpose of the transaction to which this Schedule 13D relates is as follows:

   The securities were transferred to the Trust by the Estate pursuant to the will of Mr. Alfred Lerner.

   (a) – (c) Not applicable.

   (d) There are no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

   (e) – (j) Not applicable.

5. Interest in Securities of the Issuer

   (a)-(b) The response of each of the Trust, Mrs. Lerner, Mr. Lerner and Mrs. Beck with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.

   (c) During the 60 days immediately preceding the date of this Schedule 13D, neither the Trust, Mr. Lerner, Mrs. Lerner nor Mrs. Beck have effected any other transactions in any securities of the Issuer. On October 20, 2003, the Estate exercised an option for 1,500,000 shares of MBNA Common Stock and sold the same on the open market for an average of $24.55 per share.

   (d) Not applicable.

   (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Not applicable.

7. Material to be Filed as Exhibits

   Exhibit A – Joint Filing Agreement

Signatures

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2003


Alfred Lerner Trust dated June 29, 2001

By: /s/ Norma Lerner
_____

Norma Lerner, Co-trustee

By: /s/ Randolph D. Lerner
_____

Randolph D. Lerner, Esq., Co-trustee

By: /s/ Nancy Beck
_____

Nancy Beck, Co-trustee

/s/ Norma Lerner
_____

Norma Lerner

/s/ Randolph D. Lerner
_____

Randolph D. Lerner, Esq.

/s/ Nancy Beck
_____

Nancy Beck


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Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Each of the undersigned hereby agrees to be included in the filing of the Schedule 13D dated December 15, 2003, with respect to the issued and outstanding Common Stock of MBNA Corporation beneficially owned by each of the undersigned, respectively.

Dated: December 15, 2003

Alfred Lerner Trust dated June 29, 2001

By: /s/ Norma Lerner
_____
Norma Lerner, Co-trustee

By: /s/ Randolph D. Lerner
_____
Randolph D. Lerner, Esq., Co-trustee

By: /s/ Nancy Beck
_____
Nancy Beck, Co-trustee

/s/ Norma Lerner
_____
Norma Lerner

/s/ Randolph D. Lerner
_____
Randolph D. Lerner, Esq.

/s/ Nancy Beck
_____
Nancy Beck

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